Exhibit (a)(5)(F)

1.	Why do you believe you have a faster and cleaner path to regulatory approval?

Paramount’s offer not only delivers greater value and certainty, but also a much shorter and more certain path to completion. To underscore our confidence, we have already filed for Hart-Scott-Rodino approval in the United States and announced the case to the European Commission and the UK CMA, opening the path to pre-notification discussions.

In contrast, we believe Netflix faces a long road through multiple protracted regulatory reviews across the globe, as its anticompetitive proposed transaction would entrench its dominance with an over 40% combined share of global Subscription Video on Demand subscribers, amongst other issues.

2.

Netflix has noted they only have 7-8% of total TV viewing time as compared to YouTube’s 13% of U.S.-total viewing time. Warner Bros. Discovery has reported approximately 5%. Does this address any concerns about combining the two companies?

No. Total TV viewing time is not a relevant metric from an antitrust perspective. Viewing time is relevant in an ad-driven market. But Netflix generates less than 10% of its revenue from ads. Its real business is video streaming subscriptions. That is what defines its market and where antitrust regulators will focus.

Within the subscription market, consumers choose between Netflix, Amazon+, Disney+, Paramount+, Apple TV, and HBO Max, among others. Those are substitutable services all offering premium, long-form TV and films. The competition between these services keeps Netflix from raising its prices too high and keeps Netflix paying fair prices to creators and talent for new TV and film projects.

YouTube’s short-form, user-generated videos are undoubtedly popular, as are TikTok, Instagram, X, Snapchat, Twitch and video games. But those are not substitutable services for Netflix. They don’t impose price discipline on Netflix, they don’t compete to buy TV shows and films against Netflix, and this means that they aren’t relevant to an antitrust review of a Netflix acquisition of WBD.

A combined Netflix-WBD would so dominate subscription streaming that it would gain the market power to raise prices with little or no fear of losing subscribers, while underpaying creators and talent with little or no fear of those projects going to competitor services. That’s exactly the kind of harm antitrust law guards against, which is why we expect regulators in the US and elsewhere will block the proposed deal were it to move forward.

3.	Why do you believe WBD’s Global Networks “stub” should be valued at $1?

The Global Networks business being spun out is entirely cable with no broadcast network and no significant sports rights following the loss of its NBA package to Disney, NBC and Amazon. It is an asset on its own that, without our sports, our anchor broadcast network in CBS, and synergies, will decline at a double-digit rate per year. After accounting for the debt WBD will put on that business, the real value Warner Bros. Discovery shareholders are likely to get is ~$1 per share. By offering to buy all of WBD we are maximizing value for WBD shareholders and providing them immediate and certain value.

We arrive at $1 per share based on 4.5x Global Networks Wall Street consensus next-twelve months EBITDA as of 9/30/2026E, and assuming a 50% allocation of corporate costs and intercompany eliminations, with an estimated ~$15 billion in net debt. We base the 4.5x valuation multiple on analyst estimates who perform a “sum of the parts” analysis on WBD. It is also within the range of Wall Street’s expected multiple for Versant.

It should be noted that Versant is not yet a public company – regular way trading will begin on January 5, 2026. And while we believe it is a good comp for Global Networks, Global Networks should trade at a material discount to Versant given:

1) Versant will be significantly less leveraged (~1.25x net leverage for Versant vs. >3x for Global Networks);

2) Versant’s live news and sports portfolio, which we believe is the highest value category in Pay TV, far outpaces Global Networks, with live news and sports accounting for ~62% of Versant’s audience vs. ~20% for WBD;

3) a large portion of Versant’s business is in digital, higher growth assets (e.g., Rotten Tomatoes, GolfNow, and Fandango), whereas Global Networks’ only major digital asset is Bleacher Report;

4) Versant is much less weighted toward lower value lifestyle and reality content that Global Networks specializes in (e.g., HGTV, Food Network, TLC, Discovery Channel).

4.	You’re reportedly targeting up to $6B in cost savings if you acquire WBD. How much of that do you attribute to job reductions?

First of all, our priority is to build a vibrant, healthy business and industry – one that supports Hollywood and creatives, benefits consumers, encourages competition, and strengthens the overall job market. While some redundancies may occur, they are not the driving force behind our efficiency efforts.

If you look at the Paramount/Skydance merger, the vast majority of synergies have been achieved through operational efficiencies, not layoffs – by eliminating backend functions, consolidating systems, optimizing real estate holdings, and improving front-end workflows. We anticipate this will be the same if we combine with Warner Bros. Discovery.

Our content savings estimate reflects only a <10% reduction of combined spend, none of which is derived from film/TV studios. As we have mentioned several times, we do not plan to reduce theatrical output – we intend to grow our combined (Paramount/WBD) slate to over 30 films each year. Instead, we expect to make smarter decisions about licensing across linear networks and streaming. On a combined basis, we still expect to lead the industry in content spending (~$35 billion annually vs. Netflix’s publicly announced expectation of ~$18 billion for 2025).

Further, it is important to note that context matters. Because it is only buying part of WBD, Netflix’s $2-3 billion announced synergy target in its transaction does not include any savings from Global Networks – WBD’s largest segment by SG&A in 2024 ($2.8 billion, vs. $2.4 billion in Studios and $2.2 billion in Streaming). The suggestion that Paramount’s plan relies on deeper job cuts than Netflix’s is not supported by any facts.

5.	Why does your financing need an equity backstop?

Paramount’s offer is not subject to any financing condition and will be financed by $41 billion of new committed equity backstopped by the Ellison Family Trust and RedBird Capital Partners, as well as $54 billion of debt commitments from Bank of America, Citibank, and Apollo.

The equity backstop – an underwriting structure ubiquitous in finance – guarantees the financing is available at closing because it is backed by more than $250 billion of assets in Larry Ellison’s trust.

The Ellison family trust, which contains over $250 billion of assets (more than 6x the equity funding commitment) including approximately 1.16 billion Oracle shares and tens of billions of dollars in other assets. This information is publicly available; and, notably, the trust has been a counterparty in other completed public company transactions including for Twitter, which involved one of WBD’s advisors. In fact, the equity commitment papers submitted to WBD were identical in all material respects to commitments that the advisors to WBD had agreed to in other large transactions such as Twitter and Electronic Arts.

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount Skydance Corporation’s (“Paramount”) future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others: the outcome of the tender offer by Paramount and Prince Sub Inc. (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of Warner Bros. Discovery, Inc. (“WBD”) or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein, the conditions to the completion of the Potential Transaction or the previously announced transaction between Warner Bros. and Netflix Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction, the proposed financing for the Potential Transaction, the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined companies, the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in or the impact of negotiations for the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange

Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date of this report, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub Inc., its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.